FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release:	March 23, 2006

Forbes Medi-Tech Provides 2006 Outlook for Ingredient Sales, Including Reducol™

~Company Achieves 2005 Revenue Guidance and Forecasts Strong Growth in Reducol™ Sales~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced its revenue outlook for Reducol™ and other cholesterol-lowering ingredients. The Company forecasts strong growth in Reducol™ sales and other value added products for 2006 with anticipated revenue of $6.0 – 6.5 million compared to the approximate $3.9 million in 2005, up to a 67% increase. Including anticipated licensing and interest income, the total revenue guidance for 2006 is $7 - 7.5 million. The anticipated growth in revenue is primarily based on contracted and forecasted amounts for Reducol™ for sale into the functional food and dietary supplement markets.

Additionally, Forbes has recorded $21 million in revenue for 2005 based on sales of Reducol™, non-branded / Phyto-S Sterols and other income. Of the $21 million in revenue for 2005, approximately $3.9 million was attributable to the sale of Reducol™ and other value added sterol products. The majority of remaining revenue was attributable to Forbes’ share of revenue realized by Phyto-Source, LP, the Company’s former 50-50 manufacturing joint venture. With the recent sale of its interest in Phyto-Source, LP, Forbes’ 2006 revenue guidance reflects this change in ownership and the discontinuance of non-branded sterol sales.

“International demand for Reducol™ has continued to build while initial product launches in Europe containing the cholesterol-lowering ingredient have been well received by consumers,” said Charles Butt, President and CEO of Forbes Medi-Tech. “This is an exciting year for Forbes as we continue to grow revenue from our branded ingredients and move closer to major milestones in our pharmaceutical development program.”

Due to the fact that all of the Company’s reported figures are in Canadian funds, revenue guidance is provided in Canadian funds. The Company’s financial statements for the fourth quarter and year ended December 31, 2005 are anticipated to be released by the end of March.

About Reducol™

Reducol™ is a unique cholesterol-lowering ingredient based on a unique, patented blend of naturally occurring compounds found in plants known as phytosterols and phytostanols. The clinical body of evidence supporting Reducol™ as a proven solution for cholesterol management enhances its position as a market leading nutraceutical ingredient. It can be added to several food matrices and dietary supplement formulations. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Information at www.reducol.com does not form part of this News Release.  Forecasted amounts for Reducol™ as referred to in the first paragraph of this News Release comprise forecasts made by some of the Company’s customers and forecasts made by Company management based on discussions with certain customers.  This News Release contains forward-looking statements regarding the Company's future revenue, outlook and operations, which statements can be identified by the use of forward-looking terminology such as “outlook”, “forecasts”, “expected”, “revenue guidance”, “anticipated”, “continue”, “vision”, “strategy” and similar expressions or variations thereon. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty as to whether forecasts will be met and the Company will achieve its anticipated 2006 revenue;  uncertainty as to whether product volumes will be ordered and shipped as forecasted or at all; the need for performance by buyers of products; the Company’s reliance on a few customers, the loss of any of which could materially adversely affect the Company’s revenue;  the need for performance by the Phyto-Source LP manufacturing facility for supplies of Reducol™ and other products; uncertainty as to the Company's ability to generate projected sales volumes and product prices; the need to control costs and the possibility of unanticipated expenses and delays; the need to secure raw materials at competitive prices and for performance by suppliers; uncertainty of the size and existence of a market opportunity for, and uncertainty as to market acceptance of, the Company's and its customers’ products; intellectual property risks; manufacturing risks and lack of alternative manufacturing facilities; product liability and insurance risks; uncertainty as to whether required regulatory approvals will be obtained in a timely manner or at all; the effect of competition; and the Company's need for future funding; any of which could cause actual results to vary materially from current results or the Company's anticipated future results. See the Company's reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to the Company’s forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this News Release.